APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Jabberwock Reptiles
Balance Sheet
As of December 31, 2019

	Mar 31, 19	Jun 30, 19	Sep 30, 19	Dec 31, 19
ASSETS				
Current Assets				
Checking/Savings				
Citizens Bank Checking	7,780.79	7,839.02	29,301.69	5,709.67
Merchant Account	0.00	0.00	400.00	396.66
Operating Account	0.00	0.00	8,293.77	30,535.23
Total Checking/Savings	7,780.79	7,839.02	37,995.46	36,641.56
Other Current Assets				
Inventory Asset	15,259.00	15,259.00	15,259.00	18,066.76
Total Other Current Assets	15,259.00	15,259.00	15,259.00	18,066.76
Total Current Assets	23,039.79	23,098.02	53,254.46	54,708.32
Fixed Assets				
Accumulated Depreciation	-25,518.00	-25,518.00	-26,121.75	-544.00
Building Sign	1,139.88	1,139.88	1,139.88	26.00
Furniture and Equipment	12,363.52	12,363.52	12,363.52	226.00
Leasehold Improvements	18,129.54	18,129.54	18,129.54	292.00
Total Fixed Assets	6,114.94	6,114.94	5,511.19	0.00
TOTAL ASSETS	**29,154.73**	**29,212.96**	**58,765.65**	**54,708.32**
LIABILITIES & EQUITY				
Liabilities				
Current Liabilities				
Credit Cards				
AMEX Card	7,464.98	7,477.75	24,193.18	25,964.93
Total Credit Cards	7,464.98	7,477.75	24,193.18	25,964.93
Other Current Liabilities				
Small Business Line ·	0.00	9,000.00	8,375.01	7,750.02
Total Other Current Liabilities	0.00	9,000.00	8,375.01	7,750.02
Total Current Liabilities	7,464.98	16,477.75	32,568.19	33,714.95
Total Liabilities	7,464.98	16,477.75	32,568.19	33,714.95
Equity				
2019 Distribution	-13,000.00	-31,743.00	-41,968.00	-63,968.00
Owners Contribution	64,452.77	64,452.77	64,452.77	64,996.77
Owners Equity	-35,583.17	-35,583.17	-35,583.17	-41,698.10
Net Income	5,820.15	15,608.61	39,295.86	61,662.70
Total Equity	21,689.75	12,735.21	26,197.46	20,993.37
TOTAL LIABILITIES & EQUITY	**29,154.73**	**29,212.96**	**58,765.65**	**54,708.32**

Jabberwock Reptiles
Income Statement - unaudited
For the periods ended 12/31/19

	Current Period
	31-Dec-19
REVENUES	
Sales	$ 561,418.86
Other Revenue	-
TOTAL REVENUES	**561,418.86**
COST OF GOODS SOLD	
TOTAL COST OF GOODS SOLD	280,989.48
GROSS PROFIT (LOSS)	280,429.38
OPERATING EXPENSES	
Advertising and Promotion	**4,135.37**
Bank Service Charges	
Supplies	**810.91**
Credit card fee	
Licenses & Permits	**175**
Operating Supplies	**314.09**
Other Expenses	**3,583.27**
IRA Contributions	
Computer and Internet	**1,164.78**
Depreciation	**544.01**
Dues and Subscriptions	**149.00**
Telephone	**1,964.50**
Total Charges & Fees	**8,333.73**
Repairs & Maintenance	**2,753.63**
Office Supplies	**2,983.73**
Payroll Processing	**3,838.32**
Professional Services - Legal, Accounting	**2,745.56**
Taxes	**895.64**
Rental Payments	**29,526.51**
Salaries	**136,513.99**
Payroll Taxes and Benefits	
Travel	**75.00**
Utilities	**18,031.26**
Vet Visit	**228.38**

TOTAL OPERATING EXPENSES	218766.68
OPERATING PROFIT (LOSS)	61,662.70
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	$ 61,662.70

11:48 AM
10/12/20
Accrual Basis

Jabberwock Reptiles
Balance Sheet
As of September 30, 2020

	Mar 31, 20	Jun 30, 20	Sep 30, 20
ASSETS			
Current Assets			
Checking/Savings			
Citizens Bank Checking	193.32	125.90	197.93
Merchant Account	18,439.76	26,080.25	156,151.81
Operating Account	6,386.95	38,405.64	36,629.47
Total Checking/Savings	25,020.03	64,611.79	192,979.21
Other Current Assets			
Inventory Asset	18,066.76	18,066.76	18,066.76
Total Other Current Assets	18,066.76	18,066.76	18,066.76
Total Current Assets	43,086.79	82,678.55	211,045.97
Fixed Assets			
Accumulated Depreciation	-544.00	-544.00	-544.00
Building Sign	26.00	26.00	26.00
Furniture and Equipment	226.00	226.00	226.00
Leasehold Improvements	292.00	292.00	292.00
Total Fixed Assets	0.00	0.00	0.00
Other Assets			
Security Deposits Asset	0.00	660.35	660.35
Total Other Assets	0.00	660.35	660.35
TOTAL ASSETS	**43,086.79**	**83,338.90**	**211,706.32**
LIABILITIES & EQUITY			
Liabilities			
Current Liabilities			
Credit Cards			
AMEX Card	26,661.70	31,012.28	39,612.48
Total Credit Cards	26,661.70	31,012.28	39,612.48
Other Current Liabilities			
Small Business Line -	4,125.03	4,125.03	4,125.03
Total Other Current Liabilities	4,125.03	4,125.03	4,125.03
Total Current Liabilities	30,786.73	35,137.31	43,737.51
Long Term Liabilities			
EIDL	0.00	0.00	144,200.00
SBA PPP Loan	0.00	26,200.00	26,200.00
Total Long Term Liabilities	0.00	26,200.00	170,400.00
Total Liabilities	30,786.73	61,337.31	214,137.51
Equity			
2019 Distribution	-63,968.00	-63,968.00	-63,968.00
2020 Distributions	-1,117.39	-2,117.39	-2,117.39
Owners Contribution	64,996.77	63,996.77	63,996.77
Owners Equity	19,964.60	19,964.60	19,964.60
Net Income	-7,575.92	4,125.61	-20,307.17
Total Equity	12,300.06	22,001.59	-2,431.19
TOTAL LIABILITIES & EQUITY	**43,086.79**	**83,338.90**	**211,706.32**

I, Stephen Ayer, certify that:

1. The financial statements of Jabberwock Reptiles Inc included in this Form are true and complete in all material respects; and
2. The tax return information of Jabberwock Reptiles Inc included in this Form reflects accurately the information reported on the tax return for Jabberwock Reptiles Inc for the fiscal year ended 2019 (most recently available as of the Date of this Form C).

Signature   *Stephen Ayer*

Name: Stephen Ayer

Title: President